United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Caesarstone Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M 20598 104

(CUSIP Number)

Mr. Dori Brown

4 Berkowitz Street

Museum Tower, 11th Floor

Tel Aviv, Israel 64238

972 3 609 3525

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Tene Growth Capital III (G.P.) Company Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,517,482
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,077,482

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,517,482
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.4%
14	Type of Reporting Person CO

1	Names of Reporting Persons Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,517,482
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,077,482

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,517,482
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.4%
14	Type of Reporting Person PN

1	Names of Reporting Persons Tene Investments in Projects 2016 Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,517,482
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,077,482

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,517,482
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.4%
14	Type of Reporting Person PN

1	Names of Reporting Persons Dr. Ariel Halperin
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 13,517,482
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,077,482

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,517,482
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.4%
14	Type of Reporting Person IN

EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Statement on Schedule 13D filed by Tene Growth Capital III (G.P.) Company Ltd.; Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership; Tene Investments in Projects 2016 Limited Partnership (the “Record Holder”); and Dr. Ariel Halperin (“Dr. Halperin” and, together with the Record Holder, the “Reporting Persons”), with the United States Securities and Exchange Commission (the “SEC”) on September 13, 2016 (the “Schedule 13D”), relating to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”), of Caesarstone Ltd., an Israeli corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

The following sets forth, as of the date hereof, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of shares of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof based on 34,338,960 Ordinary Shares outstanding as of December 31, 2017.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Tene Growth Capital III (G.P.) Company Ltd.	13,517,482	39.4%	0	13,517,482	0	5,077,482
Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership	13,517,482	39.4%	0	13,517,482	0	5,077,482
Tene Investments in Projects 2016 Limited Partnership	13,517,482	39.4%	0	13,517,482	0	5,077,482
Dr. Ariel Halperin	13,517,482	39.4%	0	13,517,482	0	5,077,482

The Record Holder holds 3,077,482 Ordinary Shares of record and, pursuant to the call option granted to the Record Holder by Sdot Yam pursuant to the Term Sheet, has the right to acquire an additional 2,000,000 Ordinary Shares. Pursuant to the Shareholders’ Agreement, the Record Holder also shares the right to direct the voting of 10,440,000 Ordinary Shares beneficially owned by Sdot Yam.

Dr. Halperin is the sole director of Tene III and the major shareholder of Tene III and Tene III Projects. Tene III is the general partner of Tene III Projects, which is the general partner of the Record Holder. As such, each of them may be deemed to share beneficial ownership of the Ordinary Shares held of record by the Record Holder. Each such entity or person disclaims any such beneficial ownership.

Item 5(c) of the Statement is amended and supplemented by inserting the following information:

Since the most recent filing on Schedule 13D, the Record Holder acquired 343,743 Ordinary Shares in a series of transactions at prices ranging from $14.48 to $15.45 per share in open market transactions. Details by date, listing the number of Ordinary Shares acquired and the weighted average price per share for these transactions are provided below. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares acquired at each separate price for this transaction.

Date	Ordinary Shares Acquired	Weighted Average Price per Ordinary Share
May 22, 2018	52,615	$15.3014
May 23, 2018	106,737	$15.4012
May 24, 2018	155,991	$15.3307
May 25, 2018	25,000	$15.2618
May 29, 2018	3,400	$14.4820

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the Ordinary Shares of the Issuer since the most recent filing on Schedule 13D.

(d)	None.

(e)	Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2018

Tene Growth Capital III (G.P.) Company Ltd.

By:	/s/ Ariel Halperin

By:	/s/ Dori Brown

Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by its general partner, Tene Growth Capital III (G.P.) Company Ltd.

By:	/s/ Ariel Halperin

By:	/s/ Dori Brown

Tene Investments in Projects 2016 Limited Partnership, by its general partner, Tene Growth Capital 3 (Fund 3 G.P.) Projects Limited Partnership, by its general partner, Tene Growth Capital III (G.P.) Company Ltd.

By:	/s/ Ariel Halperin

By:	/s/ Dori Brown

Dr. Ariel Halperin

By:	/s/ Ariel Halperin